Exhibit 99.1

Market Update ABENGOA November, 2014

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2013 filed with the Securities and Exchange Commission on March 19, 2014. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

The Facts 3 2 3 4 Abengoa has never failed to close non-recourse financing on any of its long-term concessional assets 5 Rationale for "non-recourse in process" has been to make a distinction between general corporate purposes guaranteed debt and project specific debt. Such rationale has been explained in our annual financial statements since 2002 The Green Bond is guaranteed on a senior basis by Abengoa, S.A. and certain subs, like all the other HY bonds issued (pari-passu). The guarantees are outstanding during the whole life of the bond 1 The Company's consolidated financial statements reflect 100% of its outstanding debt For the Company, however, the Green bond proceeds are restricted to be used as bridge loans in eligible green projects. Long-term non-recourse financing will be replacing these temporary bridge loans 6 Covenant of Syndicated Loan specifically excludes any non-recourse in process debt. Current covenant at 2.15x vs the limit of 3.0x (Sep’14) ==> Significant covenant headroom 7 All non-recourse in process financing (1,592 M€) is invested in low risk concessional assets under construction, with an enterprise book value of 1,875 M€

Action Plan 4 1 Commitment to maintain consistency in our quarterly presentations, which will include the following: Complete split of our debt by different type: corporate, non-recourse in process and non recourse Corporate and Consolidated Cash Flows Book value of concessional assets under construction 3 Maintain our corporate leverage target of 2.0x for 2014 and 2015 5 Use current liquidity to selectively buy-back some of our outstanding bonds at current prices 2 Commitment to publish a full set of quarterly financial statements 4 Establish a new leverage target including non-recourse debt in process of <5.0x in 2014 and <4.5x in 2015

5 Green Bond Accounted as N/R Debt in Process Nature The nature of the Green Bond Issue is similar to other bridge financing that has been considered non-recourse in the past To repay/replace more expensive bridge loans in Brazil and Mexico Remaining portion in cash at the project level To finance, in whole or in part, existing and future Eligible Green Projects until the long-term funds associated to those projects are obtained In case of project divestment and, in any case, once the long-term funds associated to the projects in question are obtained, net proceeds will be used to finance other Eligible Green Projects Use of Proceeds (as of Sep.30) Consistent with current accounting policies and to reflect the way the business is managed, the bond debt was treated as NR financing in process for accounting and financial presentation purposes Treatment included in the information audited by auditors (PWC and Deloitte) under IFRS Specific references to disclosure since 2002 in Annual Report N/R Debt in Process Accounting Rationale

6 Bridge Loans There are two type of instruments in Non Recourse Debt in Process Provided to a corporate entity Same use of proceeds as Bridge Loans: bridging debt in projects Provided directly to SPV by bank Same contractor guarantees as a project finance (technical guarantees) but it also has sponsor’s guarantee in case that long-term debt is not raised In last 20 years, 110 projects constructed with a total of ~12.6 B€ of project finance debt raised, never having failed to convert a bridge loan Guarantees cover: Non-compliance with construction schedule (same as project finance) Non-compliance with project finance formalization schedule (minimal, given that conversion is assured from the beginning Green Bond Corp Facilities Bridge Loan Repaid with the proceeds of the long-term loan once it is closed Requirements to obtain them: Award of a concessional agreement Investment to be made based on completion of project milestones Some commitment of a financial entity to grant project finance Requirement for Both Non-Recourse Debt in Process

7 Debt Classification N/R Debt In Process N/R Debt Corporate CAPEX and General Corporate Purposes Use Repayment Corporate Guarantees Corporate Cash/EBITDA Short Term/Bridge Financing of Project Debt Long Term Project Financing Corporate Debt Long Term Financing of Project Project Finance Cash Flow Net Leverage Targets 2014 & 2015 2.0x <5.0x Corp. Net Debt Corp. Net Debt + N/R in Process <4.5x 2014 2015

8 N/R Debt In Process – Sources & Uses N/R Debt in Process - Project List (Q3 2014) N/R Debt in Process (Q3 2014PF) Sources (€m) Uses (€m) Project specific Bridge Loans 854 Cash 135 Green Bond 495 Invested in Projects 1,457 Revolving Bridge Facilities 243 Total Sources 1,592 Total Uses 1,592 € in Millions N/R Debt in Process Current Book Value of Asset Maturity Expected Closing date L/T N/R finance Asset Country Hosp. Manaus Brazil 35 70 Jun-15 Mar-15 Cadonal Uruguay 47 47 May-15 Nov-14 ATN’s Peru 32 32 Jun-15 Jun-15 ATE XVI Brazil 109 371 Sep-15 Sep-15 ATE XVII Brazil 30 57 Jul-15 Jul-15 CSP Chile Chile 159 284 Ago-15 Ago-15 Zapotillo Mexico 238 240 Feb-15 Jan-15 A3T Mexico 79 258 Dec-15 Jun-15 Bridge Loan 729 T&D Brazil Brazil 492 517 Sep-19 Sep-15/Mar17 A3T Mexico 111 included above Dec-15 Jun-15 CSP Chile Chile 125 included above Mar-17 Dec-15 Green Bond and Others 728 Total 1,457 1,875 Sept 2014- Nov 2014 125 Tranch B drawn 481 Invested in Projects 481 Total Sources 2,073 Total Uses 2,073

9 Gross Debt Structure and Ratios 3,302 M€ 3,315 M€ 3,510 M€ 3,653 M€ 3,812 M€ Abengoa Equity Invested in Concession Assets Millions € 3.2x 2.2x 2.5x 2.5x 2.1x(2) Corporate Leverage(1) (as reported) 6.6x 5.8x 6.0x 5.5x 5.6x(2) Consolidated Leverage Corporate Debt does not include Other Loans & Borrowings Pro-forma ratio: adjusted by the 250 M€ of cash to be collected from the sale of 3 assets to ABY. Without considering it, the corporate leverage ratio is 2.3x and the consolidated leverage ratio is 5.7x 4.0x 2.8x 3.1x 3.3x 3.9x Corporate+N/R in Process Leverage

Pre-operation debt 10 Net Debt Overview Net Corporate Debt Non-Recourse Debt Dec. 2013 Pro Forma Sep. 2014(1) Total Corporate Debt Corporate Cash, Equiv. & STFI Corporate Net Debt Non-recourse Debt Non-recourse Debt in Process Non-recourse Cash Equiv. & STFI Total Net Non-recourse debt 4,942 5,531 6,264 (2,486) (3,407) (4,139) 2,456 2,124 2,125 Sept. 2013 Corporate Net Leverage 3.2x 2.2x Pro-forma: adjusted by the 250 M€ of cash to be collected from the sale of 3 assets to ABY. Without considering it, the corporate leverage ratio is 2.3x , the consolidated leverage ratio is 5.7x and the consolidated leverage ratio excluding preoperational debt is 3.7x 2.1x 4,954 5,744 5,589 591 577 1,592 (517) (471) (534) 5,028 5,850 6,647 7,484 7,974 9,022 Total Net Debt Position 6.6x 5.8x 5.6x Total Net Leverage 3,183 2,481 3,192 Total Consolidated LTM EBITDA 1,142 1,365 1,575 Total Corporate LTM EBITDA 770 978 1,027 3.8x 4.0x 3.5x Excl. pre-operational debt Millions €

11 Cash Position Overview Non-Recourse Cash Freely available €337m DSRA €197m Millions € 3,003 3,878 4,207 4,255 4,250 Corporate Liquidity Freely available €2,716m, including €601M of Ear-marked for debt repayment Linked to suppliers payments ~€1,000m And additionally Treasury Stock of €173 m

12 601 M€ of cash earmarked for debt repayment Use current liquidity to selectively buy-back some of our outstanding bonds at current prices Ear-marked Action Plan Corporate Debt Maturity Profile Sept 30, 2014 Pro-forma Recourse Maturity (€m) Corp. Cash 3,716 M€  Refinancing of syndicate Loan with Tranche A 1,400 M€ refinancing achieved 500 M€ repaid in October 14 421 M€ in 2018 280 M€ in 2019

13 Consolidated Liquidity Analysis Millions € Main Sources of Liquidity Main Uses of Liquidity Millions € Forward looking amounts in the chart represent the Company’s best estimate as of September 30, 2014 and can change with changes in facts and circumstances Cash & STFI @ Sep 2014 Undrawn credit lines Asset sales & Divestitures Potential Debt Maturities rest 2014 & 2015 Financial Cost rest 2014 & 2015 CAPEX Plan rest 2014 & 2015 Dividends & Taxes (rest 2014/2015) Estimated EBITDA (rest 2014/2015) WC & Others Potential WC & Others N/R debt & Partners to projects (rest 2014/2015) Debt Prepayments New Asset Sales Other ~10.5 B€ ~7 B€

14 Credit Rating Metrics Non recourse Debt in Process No Expected Impact Green Bond included in corporate debt (PR on Nov 14) Corporate Adjusted Net Debt Leverage Consolidated Adjusted Net Debt Leverage B/positive B+/negative Reviewed by Fitch recently: Accounting of Green Bond analyzed by Fitch in advance Fitch Corporate adjusted leverage (4.0x) includes the 500 M€ Green Bond and other additional debt adjustments Fitch confirmed ‘B+’/Negative rating on October 21st, 2014 No Expected Impact Consolidated Adjusted Net Debt Leverage B2/stable

15 Conclusions Business remains the same; strong positive outlook 1 Sound financial health underpinned by strong liquidity position 2 Accounting for non-recourse debt in process unchanged for 12 years 3 Reaffirmed support from key relationship banks 4 5 Commitment to increase disclosure in our financial presentation

16 Appendix

Confirmation of Green Bond Ranking 17 Abengoa, S.A. (the “Parent Guarantor”) 2,359 M€ Credit Facilities Abengoa Solar S.A. Abeinsa Ingeniería y Construcción Industrial S.A. Project Companies (Non-Recourse Subsidiaries) 800 M€ Existing HY Notes 1,100 M$ & 1,050 M€ Existing High Yield Notes 650 M€ Existing Convertible Notes 5,219 M€ non-recourse Debt 100% The Green Bond Notes will be guaranteed initially by these entities and certain of their subsidiaries Restricted Group 265 M€ & 300 M$ Green Bond Figures as of September 30, 214. Abengoa Concessions Investments Ltd Abengoa Bioenergía S.A. 97.3% 100% 64.3% Abengoa Greenfield S.A. (the “Issuer”) Public Shareholders 35.7% Abengoa Yield plc (and its Non-Recourse Subsidiaries) 1,962 M€ non-recourse debt 100% Abengoa Finance S.A.U. 100% 100%

Thank you ABENGOA November 2014